                                                                    EXHIBIT 12.1

                 THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES

                             COMPUTATION OF RATIOS

                         (IN THOUSANDS, EXCEPT RATIOS)


                                                          TWELVE MONTHS ENDED DECEMBER 31,
                                           --------------------------------------------------------------
                                              1999         1998         1997         1996         1995
                                           ----------   ----------   ----------   ----------   ----------
EARNINGS:
Income from continuing operations before
  income taxes(3)........................  $1,016,978   $  120,506   $1,433,945   $1,322,926   $1,019,754
Add: fixed charges.......................     175,355      153,597      149,989      139,048      137,489
                                           ----------   ----------   ----------   ----------   ----------
Income as adjusted.......................  $1,192,333   $  274,103   $1,583,934   $1,461,974   $1,157,243
                                           ==========   ==========   ==========   ==========   ==========

FIXED CHARGES AND PREFERRED DIVIDENDS:
Fixed charges:
Interest costs...........................  $   99,163   $   75,391   $   86,202   $   87,419   $   90,800
Dividend on preferred capital
  securities.............................      36,004       37,726       33,312       12,585        7,763
Rental expense(1)........................      40,188       40,480       30,475       39,044       38,926
                                           ----------   ----------   ----------   ----------   ----------
Total fixed charges......................     175,355      153,597      149,989      139,048      137,489
Preferred stock dividends................      16,372       13,082       19,810       38,092       46,098
                                           ----------   ----------   ----------   ----------   ----------
Total fixed charges and preferred
  dividends..............................  $  191,727   $  166,679   $  169,799   $  177,140   $  183,587
                                           ==========   ==========   ==========   ==========   ==========
Ratio of earnings to fixed charges(2)....        6.80         1.78        10.56        10.51         8.42
                                           ==========   ==========   ==========   ==========   ==========
Ratio of earnings to combined fixed
  charges and preferred stock
  dividends(2)...........................        6.22         1.64         9.33         8.25         6.30
                                           ==========   ==========   ==========   ==========   ==========


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(1) Interest portion deemed implicit in total rent expense. Amounts for 1999 and
    1998 include $11 million for each year of net present value of rents representative of interest included in facilities exit costs.


(2) Ratios have been restated for all periods presented to exclude dividends on redeemable preferred securities from "preferred stock dividend requirements" and include them, instead, in "fixed charges."

(3) "Income from continuing operations before income taxes" has been restated to exclude income from discontinued operations, due to our sale of our standard personal insurance business, and our expected sale of our non-standard auto business.